UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

hhgregg, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42833L108

(CUSIP Number)

Jerry W. Throgmartin Chairman and Chief Executive Officer hhgregg, Inc. 4151 East 96th Street Indianapolis, Indiana 46240 (317) 848-8710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42833L108

1	NAMES OF REPORTING PERSONS. JERRY W. THROGMARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 3,747,102[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,747,102[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747,102[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (See instructions) IN

_________________________

1 Includes 2,081,500 shares of Common Stock held of record by the Jerry W. Throgmartin 2007 Grantor Retained Annuity

 Trust for which Mr. Throgmartin is the trustee and has sole power to vote and dispose of such shares.

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”). The principal executive offices of the Company are located at 4151 East 96th Street, Indianapolis, Indiana 46240.

This Statement is being filed in order to report the ownership and to reflect the acquisition of Common Stock by the reporting person (as herein defined).

ITEM 2.	Identity and Background.

(a) The name of the reporting person in this statement is Jerry W. Throgmartin.

(b) The business address of Mr. Throgmartin is c/o hhgregg, Inc., 4151 East 96th Street, Indianapolis, Indiana 46240.

(c) Mr. Throgmartin is the Chairman and Chief Executive Officer of the hhgregg which serves as a holding company for its wholly-owned subsidiary, Gregg Appliances, Inc., a leading specialty retailer of premium video products, brand name appliances, audio products and accessories. Mr. Throgmartin is also the Chief Executive Officer of Gregg Appliances, Inc.

(d) During the last five years, Mr. Throgmartin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Throgmartin has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Throgmartin is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Personal funds of Mr. Throgmartin were used to acquire shares of Common Stock of hhgregg in the following open-market transactions:

1. 2,400 shares at a price of $9.8104 on March 6, 2008;
2. 60,100 shares at a price of $9.6619 on March 7, 2008;
3. 30,000 shares at a price of $9.8598 on March 10, 2008;
4. 15,800 shares at a price of $9.9818 on March 11, 2008;
5. 32,500 shares at a price of $10.1934 on March 12, 2008; and

6. 29,700 shares at a price of $9.8861 on March 13, 2008.

ITEM 4.	Purpose of Transaction.

Mr. Throgmartin and the Trust (as defined below) acquired the shares of Common Stock as a personal investment.

Mr. Throgmartin may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to him, and other factors that he may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities he now holds or hereafter acquires as set forth above or otherwise.

Except as stated in response to this Item 4, Mr. Throgmartin has no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 5.	Interests in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by Mr. Throgmartin herein is based upon 32,244,267 outstanding shares of Common Stock of hhgregg as of February 11, 2008, as reported in hhgregg’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, plus 520,002 (which is the number of shares of Common Stock underlying the options held by Mr. Throgmartin which are exercisable within 60 days of March 14, 2008).

Mr. Throgmartin is the holder of record of 1,145,600 shares of Common Stock. Mr. Throgmartin is also the holder of 520,002 options, each to purchase one share of Common Stock, which are exercisable within 60 days of March 14, 2008. Mr. Throgmartin has sole voting and dispositive power over these shares.

The Jerry W. Throgmartin 2007 Grantor Retained Annuity Trust (the “Trust”) is the holder of record of 2,081,500 shares of Common Stock. As trustee of the Trust, Mr. Throgmartin has sole voting and dispositive power over the shares of Common Stock held by the Trust.

The aggregate number of shares of Common Stock either held of record or beneficially owned by Mr. Throgmartin represent approximately 11.4% of hhgregg’s outstanding Common Stock.

During the 60 days preceding the date of this filing, the following open-market purchases were effected:

1. 1,200 shares purchased by Mr. Throgmartin at a price of $9.8104 on March 6, 2008;

2. 1,200 shares purchased by the Trust at a price of $9.8104 on March 6, 2008;

3. 30,100 shares purchased by Mr. Throgmartin at a price of $9.6619 on March 7, 2008;

4. 30,000 shares purchased by the Trust at a price of $9.6619 on March 7, 2008;

5. 15,000 shares purchased by Mr. Throgmartin at a price of $9.8598 on March 10, 2008;

6. 15,000 shares purchased by the Trust at a price of $9.8598 on March 10, 2008;

7. 10,000 shares purchased by Mr. Throgmartin at a price of $9.9818 on March 11, 2008;

8. 5,800 shares purchased by the Trust at a price of $9.9818 on March 11, 2008;

9. 15,000 shares purchased by Mr. Throgmartin at a price of $10.1934 on March 12, 2008;

10. 17,500 shares purchased by the Trust at a price of $10.1934 on March 12, 2008;

11. 17,700 shares purchased by Mr. Throgmartin at a price of $9.8861 on March 13, 2008; and

12. 12,000 shares purchased by the Trust at a price of $9.8861 on March 13, 2008.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 14, 2008

JERRY W. THROGMARTIN

By:	/s/ Jerry W. Throgmartin___________